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Director, Producer, Author

Greater Los Angeles Area

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Hard Faith™

New York University, Tisch School of the Arts

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500+ connections

"Telling Stories That Liberate"

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Spencer T Folmar
Director, Produce...

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Experience

Hard Faith™

Director & Producer

Hard Faith™

Nov 2011 – Present · 6 yrs 11 mos

Hollywood, California

Developed a network of various artists and volunteers to donate weeks of unpaid work. Organized & directed a donation campaign and raised over tens of thousands of dollars in weeks.

SpenceTF

Director

SpenceTF

2005 – Present · 13 yrs

Odyssey, Pennsylvania

Directed over 1,500 videos and commercials for clients all over the world for over a decade. Won numerous film festival awards nationally for independent short and feature length films.

Cut.com

Filmmaker

Cut.com

May 2015 – Dec 2015 · 8 mos

Seattle, WA

I worked with the team at Cut to produce and edit viral original video content. Was involved in some pitching sessions but worked closely with producer to edit.

Microsoft

Filmmaker

Microsoft

Jan 2013 – Dec 2015 · 3 yrs

Redmond, WA
Employed at the Microsoft Production Studios in Redmond, WA on various films and
advertisements. I worked with producers to create edits and suggest additional footage to be
used on national and international spots.

 **Director & Project Manager**

Helixx Group, LLC
Feb 2009 – Dec 2015 · 6 yrs 11 mos
Charlotte, North Carolina Area
Directed & managed numerous corporate & non-profit productions internationally and
nationally.
Project managed post-production on three feature films. Directed two educational curriculums.

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Education

New York University, Tisch School of the Arts

Master of Fine Arts (M.F.A.), Film Production
2012

Reformed Theological Seminary

Masters of Arts in Theological Studies, Divinity & Theology
2011 – 2012

Grove City College

Bachelor of Arts, Communication Studies
2008 – 2010
Activities and Societies: Class President, TV News Anchor and Editor, Radio

Announcer, AEX Housing Group

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